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                                                              EXHIBIT 99.(a)(10)


December 17, 1996
Jericho, New York

FOR IMMEDIATE RELEASE .... RALEIGH EXTENDS TENDER OFFER

       Raleigh Capital Associates L.P. has extended the expiration date of its offer to purchase up to approximately 22% of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB Partners, L.P. at $500 per interest until 12:00 Midnight, New York City time, on Monday, December 23, 1996. Approximately 21,165 Units had been deposited pursuant to Raleigh's offer as of the close of business on December 16, 1996.

        On December 12, 1996, the Delaware Supreme Court reversed a decision of the Delaware Chancery Court which had dismissed an action commenced by Raleigh to enjoin the Starwood Financing proposed by the General Partner of Arvida/JMB Partners, L.P. The dismissal had been based exclusively on the Chancery Court's conclusion that Raleigh lacked standing to pursue its claim since it did not have the right to vote the Units owned by it. The Supreme Court determined that the Chancery Court had improperly relied on a document outside the pleadings to determine the voting rights issue and remanded the matter to the Chancery Court for further proceedings including discovery on the voting rights issue.

        On December 13, 1996, the Circuit Court of Cook County, Illinois, issued a preliminary injunction enjoining the Starwood Financing. The injunction was issued in connection with a class and derivative action which had been commenced by certain holders of Units seeking, among other things, to enjoin the consummation of the Starwood Financing.

        As a result of the foregoing, Raleigh believes that all conditions to purchasing Units pursuant to its offer will be satisfied prior to expiration of Raleigh's offer. Accordingly, Raleigh intends to close its offer and purchase all Units tendered pursuant thereto upon expiration of the offer, currently scheduled for 12:00 Midnight, New York City time, on Monday, December 23, 1996.

       For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.